Geoffrey T. Chalmers, Esq.
Attorney at Law

33 Broad Street
Suite 1100
Boston, MA 02109

Tel (617) 523-1960
Fax (617) 227-3709
e-mail: chalm@worldnet.att.net



Received SEC
JAN 1 8 2008
Washington, DC 20549

January 14, 2008

Pam Howell, Esq.
Division of Corporation Finance
Mail Stop 3561
U.S. Securities and Exchange Commission
Washington, D.C. 20549 - 7010

Re: WFG Real Estate Income Fund, LLC
Amendment to Offering Statement on Form 1-A Filed December 6, 2007
File No. 24-10163

Dear Ms. Howell:

We have the responses set forth below to the comments set forth in your letter of December 17, 2008. We have clearly marked by large black numerals on the enclosed filing exactly where the changes have been made in response to your comments. Please note that we have changed the name of the Issuer to Raike Real Estate Income Fund, LLC. Our responses are as follows:

1. We have updated the information as requested. Please see Form 1-A, Part I, Notification, Item 1, Significant Parties.

2. We are receiving comments from the Financial Industry Regulatory Authority on our COBRADESK filing. We will promptly notify you of their decision.

3. We have revised the language. Please see "Cover Page."

4. We have revised the language. See "Risk Factors"; "Business of the Fund"; and "Federal Income Tax Considerations."

5. Please see revised language under "Business of the Fund." The statement merely represents an expectation of management. We revised the language to add a cautionary note.

6. The sentence was redundant. We have provided clear disclosure to the investor about the Plan of Operations of the Fund with regard to the "specific goals" and "investment strategy" of the Fund. Please see "Business of the Fund."

7.   Please see "Business Plan."

8.   Please see "Business Plan."

9.   The language has been deleted.

10.   The language under "Plan of Distribution" clearly states the type and amount of remuneration to be paid.

If there is anything further you need, please let us know.

Sincerely,



Geoffrey T. Chalmers

cc: William J. Raike